Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Fundamental Value Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Fundamental Value Fund were transferred to Invesco Fundamental Value Fund.

For		2,698,724.170
Withhold	89,897.629
Abstain		176,589.232